EXHIBIT 99.2


August 15, 2006

Brad Larson
President and CEO
Meadow Valley Corporation
4411 S. 40th Street, Suite D-11
Phoenix, AZ  85082


Dear Brad:

Thank you again for speaking with me this morning regarding Meadow Valley and its sagging share price. As you may know, an affiliate of CD Capital Management owns approximately 3.7% of Meadow Valley's outstanding shares, which we began acquiring in February 2006. As one of your major holders, we - as I'm sure you are - are perplexed with the stock's terrible performance over the past 6 months or so. This is especially frustrating given your business seems to be very good and growing, definitely turning the corner from the not so distant past. Moreover, despite the potential troubles in the end market for housing, Meadow Valley seems to be winning new projects structuring them to be profitable and has built a significant backlog of new and profitable business. We believe your exposure to housing is limited and mitigated further by the particular geographical markets you are in.

However, perception looms large and will, for the foreseeable future, be a drag on share performance. At $8.80, the stock is currently approaching the 52-week low set last October at $7.88. The stock seemed to have swooned following Monday's earnings release, falling more than 12% since Friday's close. In addition, the stock is down almost 44% since reaching its 52 week high on February 27th.

We feel the following factors, in no particular order, are contributing to share price trading at a significant discount to intrinsic value, which based on a 6x EV/EBITDA ratio would translate into approximately a $20 stock price. Meadow Valley is a micro-capitalization stock whose sector is dominated by large E&C firms with more financial resources and scale to win business. Small-cap and micro-cap stocks are out of favor in the capital markets at present, and in addition, Meadow Valley does not have any Wall Street research coverage promoting the stock's discount to intrinsic value. Meadow Valley is a public company in name only in that its shares have virtually no liquidity, with concentrated holdings in just a few investors' hands. One such investor, Praesidium, may have recently sold some of its stock, bleeding more confidence out from the dwindling ranks of your investor base. Notwithstanding the lack of liquidity in the stock, Meadow Valley has all of the regulatory burdens and cost of being a public company, eating into its earnings power and cash flows.

Given the strength in your business which is constrained by your resources, we ask that you consider hiring an investment banking firm to help management and the Board to assess what your strategic options are, including the sale of the Company. I look forward to hearing how today's Board meeting went and where we can be helpful.

Regards,

/s/John D. Ziegelman